#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-408-7488 Facsimile: 604-408-7499

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION

IN THE UNITED STATES

NEWS RELEASE

NR-10-02

January 12, 2010

DORATO RESOURCES INC. ANNOUNCES INCREASE IN BOUGHT DEAL FINANCING

Vancouver, British Columbia – Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt: D05) is pleased to announce that it has entered into a revised agreement with a syndicate of underwriters led by Macquarie Capital Markets Canada Ltd. (the “Lead Underwriter”) and including Canaccord Financial Ltd. (together with the Lead Underwriter, the “Underwriters”) to purchase, on a bought deal basis, 9,971,850 units (“Units”) in the capital of the Company at $1.05 per Unit (the “Unit Price”) for aggregate gross proceeds to Dorato of $10,470,443 (the “Offering”). Each Unit is comprised of one common share and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to purchase one additional common share of the Company at a price of $1.65 per common share for a period of 18 months (the “Expiry Date”) following the Closing Date (as defined herein).

The Offering is anticipated to close on or about January 26, 2010 (the “Closing Date”) and is subject to certain conditions including, but not limited to, the receipt of applicable regulatory approvals including approval of the TSX Venture Exchange (“TSX-V”). The common shares and Warrants comprising the Units issued under the Offering will be subject to a four-month and one day hold period commencing on the Closing Date under applicable securities legislation. Units will be available for sale to qualified offshore investors and to “accredited investors” in all of the provinces of Canada.

Proceeds from the Offering will be used for exploration of the Cordillera del Condor Gold District in northern Peru and for general working capital and corporate purposes.

The Underwriters will receive a cash commission of 4.5% of the gross proceeds raised in the Offering. The Underwriters will also receive compensation options equal to 9.5% of that number of Units issued in connection with the Offering (each a “Compensation Option”). Each Compensation Option will entitle an Underwriter to purchase one Unit of the Company at the Unit Price, subject to regulatory approval, for a period of 18 months following the Closing Date.

As previously announced, Dorato will also be conducting a concurrent non-brokered private placement of up to 4,761,904 additional units for aggregate gross proceeds of up to $5,000,000 on the same terms as the Units to be issued pursuant to the Offering.

The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended, or any State Securities Laws and may not be offered or sold in the United States or to U.S. persons unless an exemption from registration is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States.

The Offering is subject to regulatory approval and all securities issued in conjunction with the Offering will be subject to a four month hold period following closing.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times. Modern exploration on the Ecuadorian side of the border has successfully delineated a number of world-class gold and copper deposits including Kinross Gold’s Fruta del Norte gold deposit with inferred resources of 13.6 million ounces gold at 7.23 g/t gold. The Peruvian portion of the Cordillera, while sharing key geological features and stratigraphy, has remained almost entirely unexplored until now.

Dorato, through a series of option agreements, has the right to wholly acquire an extensive land package of approximately 800 square kilometres – providing the Company a highly strategic position in this emergent gold district. Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”

President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Steve Stakiw, Manager- Corporate Communications

Email:info@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding intentions with respect to the Offering, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Dorato's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in Dorato's documents filed with applicable securities regulatory authorities from time to time. Dorato's forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. Dorato assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.